Exhibit 99.1

ALGOMA STEEL INC. 105 West Street Sault Ste. Marie, Ontario, Canada P6A 7B4

NEWS RELEASE
Wednesday, November 2, 2005	TSX Symbol: AGA

Algoma Steel Inc. Announces Third Quarter Results

SAULT STE. MARIE, ONTARIO - Algoma Steel Inc. today released its third quarter results for 2005.

Third Quarter Highlights:

-    EBITDA of $62.8 million.
-    Cash and short-term investments of $453.1 million.
-    Payment of special dividend of $238.2 million.
-    1.2 million shares purchased under the Normal Course Issuer Bid.
-    Redemption of 11% Notes announced.
-    Company opposes Paulson proposal.

Algoma Steel Inc. reported net income of $30.8 million for the three months ended September 30, 2005 or $0.77 per common share. This compares to net income of $64.7 million in the second quarter and $121.6 million in the third quarter of 2004. EBITDA for the third quarter was $62.8 million compared to $119.1 million in the second quarter and $202.0 million in the third quarter of 2004. The decline from the second quarter was due mainly to lower steel prices. Cash and short-term investments decreased by $247.1 million to $453.1 million at September 30 due mainly to the payment of $238.2 million for a special dividend and the purchase of 1.2 million shares at a cost of $29.9 million.

Denis Turcotte, President and Chief Executive Officer, commented, “Despite lower steel prices as a result of a softening market, we were able to generate positive cash flow and net income in the quarter. In addition, we were able to return a significant amount of capital to our shareholders and are positioned to redeem the 11% Notes in January 2006. We will continue to focus on cost reduction and developing market opportunities in order to mitigate the effects of continued escalation to the price of raw materials and energy.”

The Company’s Board of Directors has received and rejected a demand from a shareholder, Paulson & Co. Inc., that the Company undertake a capital reorganization that would result in a substantial reduction in Algoma’s liquidity. The Company has received a requisition from Paulson to call a special meeting of shareholders to consider its proposals, including a replacement of a majority of the directors and a capital reorganization. The Company will conform with its legal and statutory obligations in calling the shareholders’ meeting. The Board of Directors does not believe that the Paulson proposal represents a prudent course of action for the Company.

Financial highlights for the third quarter 2005 compared to previous quarters:

	2005			2004
	Q3	Q2	Q1	Q4	Q3
		($ millions except per share data)
Sales	$446.4	$494.6	$499.0	$489.8	$535.7
EBITDA (1)	$62.8	$119.1	$157.8	$191.2	$202.0
Operating Income	$46.4	$106.1	$145.2	$180.3	$188.4
Income Before Taxes	$51.6	$105.2	$145.1	$183.0	$192.0
Net Income	$30.8	$64.7	$89.1	$122.2	$121.6
Net Income Per Share:
- Basic	$0.77	$1.61	$2.22	$3.05	$3.17
- Diluted	$0.77	$1.60	$2.20	$3.03	$3.00
Basic weighted average number of common shares outstanding (millions)	39.97	40.13	40.12	40.12	38.26
Steel Revenue Per Ton Shipped	$695	$806	$859	$878	$895
EBITDA Per Ton Shipped (1)	$107	$212	$287	$365	$362

Steel Shipments (000’s of net tons)

	2005			2004
	Q3	Q2	Q1	Q4	Q3
Sheet	478	455	436	417	449
Plate	110	108	113	107	109
Total	588	563	549	524	558

(1)    Earnings before interest, taxes, depreciation and amortization, foreign exchange, investment income and other income. This earnings measure is not a recognized measure for financial statement presentation under Canadian generally accepted accounting principles (“GAAP”). Non-GAAP earnings measures (such as EBITDA) do not have any standardized meaning and therefore may not be comparable to similar measures presented by other companies. The Company considers EBITDA to be a meaningful indicator of operations and uses it as a measure to assess its operating performance. It is included because the Company believes it can be useful in measuring its ability to service debt, fund capital expenditures and expand its business. EBITDA is also used by investors, analysts and the Company’s lenders as a measure of the Company’s financial performance.

For further details, please see the Financial Statements and Management’s Discussion and Analysis below.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with Management's Discussion and Analysis section of the Company’s 2004 Annual Report and the interim financial statements and notes contained in this report. This discussion of the Company’s business may include forward-looking information with respect to the Company, including its business and operations and strategies, as well as financial performance and conditions. The use of forward-looking words such as, “may,”“will,”“expect” or similar variations generally identify such statements. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties including the factors discussed in the Management’s Discussion and Analysis section of the Company’s 2004 Annual Report.

This document has been reviewed by the Audit Committee of Algoma’s Board of Directors and contains information that is current as of November 2, 2005. Events occurring after that date could render the information contained herein inaccurate or misleading in a material respect. Additional information about Algoma is available in the Corporation’s Annual Information Form which can be accessed from SEDAR at www.sedar.com.

Financial and Operating Results

Selected Financial Data for the Eight Quarters Ended September 30, 2005

			Basic Income	Diluted Income
		Income	From	From		Basic	Diluted
(Canadian $ millions		From	Operations	Operations		Net Income	Net Income
except per share data)	Sales	Operations	Per Share	Per Share	Net Income	Per Share	Per Share
	$	$	$	$	$	$	$
2005
3rd Quarter	446	46	1.16	1.15	31	0.77	0.77
2nd Quarter	495	106	2.64	2.63	65	1.61	1.60
1st Quarter	499	145	3.62	3.59	89	2.22	2.20
2004
4th Quarter	490	180	4.49	4.46	122	3.05	3.03
3rd Quarter	536	188	4.92	4.65	122	3.17	3.00
2nd Quarter	440	131	3.43	3.23	78	2.05	1.93
1st Quarter	338	46	1.50	1.34	22	0.72	0.64
2003
4th Quarter	268	17	0.71	0.56	10	0.42	0.33

The Company’s profitability is highly correlated with the level of steel prices which is a major factor causing variation in quarterly operating results. Raw material and energy costs have also emerged as significant factors in the past year. Industry pricing is largely dependent on global supply, the level of steel imports into North America and economic conditions in North America. Since U.S. markets establish pricing levels, the exchange rate of the Canadian dollar to the U.S. dollar significantly impacts pricing realizations for Canadian producers.

Pricing levels increased in the fourth quarter of 2003 and throughout the first three quarters of 2004 due to stronger global markets, particularly China, and improved steel demand in North America. Excess steel inventories at the end of 2004 and weaker North American demand from several market sectors contributed to lower prices in 2005, reaching a low in August 2005 as excess inventories were depleted. Higher contract prices partially offset the effect of declining spot prices in 2005. The Company began selling coke in 2004 capitalizing on the strong demand for coke and an increase in cokemaking capacity.

The cost of raw materials and natural gas escalated in 2004 as input prices responded to the stronger demand. Iron ore and coal costs increased significantly in the first half of 2005. Iron ore prices increased approximately 85% in the first quarter of 2005 from the 2004 contract price. The Company purchased 117,000 tons of coal late in 2004 and early 2005 at spot prices due to a temporary disruption in supply from the Company’s primary coal supplier. In addition, the Company has estimated purchases of 232,000 tons of coal in the second half of 2005 with most of the related cost penalty expected during the fourth quarter. The high level of operating income realized in 2004 and 2005 resulted in a profit sharing expense in each quarter. There was no profit sharing in 2003.

Net Income

Net income for the three months ended September 30, 2005 was $30.8 million as compared to $64.7 million for the second quarter of 2005 and $121.6 million for the comparable quarter of 2004. The decline in net income from the previous quarter was mainly due to lower steel prices. Significantly lower steel prices and higher production costs accounted for most of the decline in net income versus the third quarter of 2004.

Net income for the nine months ended September 30, 2005 was $184.6 million as compared to $221.6 million versus the comparable period in 2004. The drop in net income was mainly due to higher production costs, offset in part by higher steel prices, lower profit sharing expense and an increase in investment income.

Sales

Revenue for the third quarter of 2005 was $446.4 million, a decrease of $48.2 million versus the three months ended June 30, 2005 and $89.3 million versus the third quarter of 2004. The decrease from the previous quarter was the result of lower average steel prices and lower by-product sales, offset in part by higher steel shipments. The decrease over the third quarter of 2004 was mainly the result of lower steel prices, offset in part by higher steel shipments. Steel prices averaged $695 per ton in the third quarter as compared to $806 per ton in the previous quarter and $895 per ton in the third quarter of 2004. Steel shipments totaled 588,100 tons for the three months ended September 30, 2005, 25,400 tons higher than the second quarter of 2005 and 30,000 tons higher than the third quarter of 2004. Steel inventories dropped 35,200 tons during the quarter.

For the nine months ended September 30, 2005, revenue totaled $1,440.0 million as compared to $1,313.3 million for the same period last year. Steel prices averaged $785 per ton in the first nine months of 2005 as compared to $725 per ton for the comparable period in 2004. Steel shipments totaled 1,700,200 tons for the first nine months of 2005, an increase of 25,900 tons from the nine-month period ended September 30, 2004.

EBITDA

EBITDA is not intended to represent cash flow from operations, as defined by Canadian GAAP, and it should not be considered as an alternative to net earnings, cash flow from operations, or any other measure of performance prescribed by GAAP. The Company’s EBITDA may also not be comparable to EBITDA used by other companies which may be calculated differently. The Company considers EBITDA to be a meaningful indicator of operations and uses it as a measure to assess its operating performance. It is included because the Company believes it can be useful in measuring its ability to service debt, fund capital expenditures and expand its business. EBITDA is also used by investors, analysts and the Company’s lenders as a measure of the Company’s financial performance.

The following table shows the reconciliation of EBITDA to net income in accordance with GAAP:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
($ Millions)	Sept 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004
Net Income	$30.8	$121.6	$184.6	$221.6
Depreciation and Amortization	16.4	13.6	42.0	41.3
Financial Expense (Income)	(3.6)	(3.6)	(1.9)	10.1
Other Income	(1.6)	-	(2.3)	(1.8)
Income Taxes	20.8	70.4	117.3	134.8
EBITDA	$62.8	$202.0	$339.7	$406.0

EBITDA for the third quarter was $62.8 million compared to $119.1 million for the previous quarter and $202.0 million for the third quarter of 2004. The decline from the previous quarter was mainly due to lower steel selling prices. The decline from the comparable quarter in 2004 was mainly attributable to lower steel selling prices and higher production costs, offset in part by higher steel shipments and lower employees’ profit sharing. Sales of coke in the third quarter totaled 25,500 tons (27,000 tons in the second quarter) and generated approximately $7 million of EBITDA which is little changed from the second quarter.

Cost of sales before employees’ profit sharing for the three months ended September 30, 2005 was $363.9 million versus $352.0 million for the second quarter of 2005 and $299.4 million for the third quarter of 2004. The increase over the second quarter of 2005 was mainly attributable to higher shipments of steel products. The increase over the comparable period of 2004 was mainly attributable to higher unit costs and higher steel shipments.

Excluding employees’ profit sharing expense, cost of sales per ton shipped for steel products was $567 for the three months ended September 30, 2005, unchanged from the second quarter of 2005 and up $87 from the comparable period in 2004. Cost increases for iron ore in the quarter were offset due largely to a strengthening of the Canadian dollar versus the U.S. dollar. The increase over the third quarter of 2004 was mainly attributable to higher costs for iron ore and certain other raw materials, natural gas and higher maintenance costs. Versus the third quarter of 2004, the Canadian dollar was 8.8% stronger on average versus the U.S. dollar which resulted in a mitigating effect on input costs that are U.S. sourced.

Cost of sales per ton shipped for steel products excluding employees’ profit sharing expense was $555 for the nine months ended September 30, 2005, $104 per ton higher than the comparable period in 2004. The increase was mainly due to higher costs for iron ore, coal, alloys, scrap and employment expenses. A stronger Canadian dollar versus the U.S. dollar (8.5%) provided some relief from higher input prices for most raw materials.

A $4.4 million ($7 per ton) expense for employees’ profit sharing was recorded in the third quarter versus an $8.7 million expense ($15 per ton) in the second quarter and $21.7 million ($39 per ton) for the three months ended September 30, 2004. Employees’ profit sharing expense for the nine months ended September 30, 2005 totaled $25.6 million ($15 per ton) as compared to $36.1 million ($22 per ton) for the comparable period in 2004.

Raw steel production for the three months ended September 30, 2005 totaled 628,000 tons versus 639,000 tons for the previous quarter and 650,000 tons for the third quarter of 2004. Market conditions resulted in the decision to shift maintenance activities planned for the fourth quarter to the third quarter. Raw steel production for the first nine months of 2005 was up 21,000 tons versus the comparable period of 2004, totaling 1,906,000 tons.

Administrative and selling expenses totaled $15.3 million in the third quarter as compared to $14.8 million for the three months ended June 30, 2005 and $12.6 million for the comparable period in 2004. For the nine months ended September 30, 2005, administrative and selling expenses totaled $44.3 million, $8.1 million higher than the comparable period in 2004. Expenditures were higher than the comparable periods in 2004 mainly due to higher consulting and legal fees associated with the Company’s strategic alternatives review, higher stock compensation expense and expenditures associated with the business systems renewal project.

Depreciation and Amortization

Depreciation and amortization was $16.4 million for the three months ended September 30, 2005 as compared to $13.0 million for the second quarter and $13.6 million for the comparable period in 2004. For the nine months ended September 30, 2005, depreciation and amortization totaled $42.0 million versus $41.3 million for the comparable period in 2004.

Financial Expense (Income)

A net foreign exchange gain of $4.0 million was realized in the third quarter of 2005 as compared to a foreign exchange loss of $0.4 million in the second quarter and a gain of $7.8 million in the third quarter of 2004. For the nine months ended September 30, 2005, a foreign exchange gain of $4.2 million was realized versus a $3.7 million gain for the comparable period in 2004. The net exchange gain or loss is associated with the Company’s assets and liabilities denominated in U.S. funds with the most significant item being the U.S. $125 million of long-term debt. The Canadian dollar strengthened to $0.86 versus the U.S. dollar at September 30, 2005 compared to $0.82 at June 30, 2005 and $0.79 at September 30, 2004.

Interest expense, net of interest income, was $0.4 million for the three months ended September 30, 2005 as compared to $0.6 million for the three months ended June 30, 2005 and $4.2 million for the third quarter of 2004. For the nine months ended September 30, 2005, interest expense, net of interest income, was $2.3 million versus $13.8 million for the comparable period in 2004. The reduction in net interest expense is directly related to an increase in investment income from the Company’s short-term investments.

Provision for Income Taxes

The third quarter provision for income taxes was $20.8 million (40.3%) compared to $40.5 million (38.5%) in the second quarter of 2005 and $70.4 million (36.7%) in the third quarter of 2004. The variation in the effective tax rate from the statutory rate of 34% is primarily due to valuation allowances taken against future tax assets arising in periods after the application of fresh start accounting. The current portion of the provision in the quarter, which will result in cash taxes payable, was $14.6 million versus $27.5 million in the second quarter of 2005 and $0.6 million for the third quarter of 2004. The Company has utilized all of its non-capital loss carry-forwards at September 30, 2005.

A $7.8 million tax benefit relating to provincial minimum tax credits has been classified as a current asset as it is expected to be realized during the next year. A future long-term tax liability of $139.3 million reflects cumulative tax depreciation deducted in excess of book amortization. For further information, see note 7 of the Notes to Interim Consolidated Financial Statements.

Financial Resources and Liquidity

Cash provided by operating activities was $35.4 million for the three months ended September 30, 2005 compared to $80.9 million for the three months ended September 30, 2004. Non-cash operating working capital increased by $7.8 million in the quarter as compared to an increase of $80.2 million for the third quarter of 2004. The increase to non-cash working capital in the third quarter reflected higher accounts receivable and inventories, offset by lower prepaid expenses and higher accounts payable and accrued liabilities and taxes payable.

Inventories increased $24.6 million in the third quarter of 2005 as compared to an increase of $5.9 million in the third quarter of 2004. The increase in the quarter is mainly attributable to higher quantities of iron ore, coal and scrap inventories than at the end of the second quarter, partly offset by lower steel inventories. Accounts receivable increased $13.0 million in the third quarter compared to an increase of $67.0 million in the third quarter of 2004. The increase in accounts receivable occurred despite lower selling prices and was mainly attributable to higher shipments in September 2005 compared to June 2005 and slower collections. The high level of accounts receivable during the third quarter of 2004 was a reflection of escalating steel selling prices.

Prepaid expenses declined by $12.1 million in the third quarter of 2005 versus an increase in the same quarter of 2004 of $3.8 million. The prepaid expenses balance is mainly attributable to iron ore and reflects payments to the iron ore supplier in excess of the actual receipts of iron ore. Higher ore inventories reflect the delivery of higher quantities of pellets with a related decrease to prepaid expenses.

Accounts payable and accrued liabilities increased $5.3 million in the third quarter of 2005 as compared to a decrease of $19.2 million for the comparable period in 2004. The increase in 2005 was mainly due to the timing of payments. The decrease in 2004 was mainly due to a reduction in the profit sharing accrual because of an advance payment on the 2004 profit sharing that was made to employees in July of 2004.

The 2005 third quarter increase in income and other taxes payable of $12.4 million was mainly attributable to the fact that the Company returned to a cash taxable position in the first quarter of 2005 and is accruing current taxes payable.

For the nine months ended September 30, 2005, cash provided by operating activities was $306.5 million compared to $201.1 million for the nine months ended September 30, 2004. Non-cash operating working capital decreased by $15.6 million in the period as compared to an increase of $149.5 million for the same period in 2004. The decrease in 2005 was the result of an increase in accounts payable and accrued liabilities of $68.5 million and an increase in taxes payable of $47.8 million, offset by an increase in inventories of $82.5 million, an increase in accounts receivable of $11.0 million and an increase in prepaid expenses of $7.2 million. The increase in accounts payable and accrued liabilities was attributable to the timing of accounts payable, an accrual for higher iron ore costs and natural gas purchases. The increase in inventories was mainly attributable to higher quantities of iron ore and scrap inventories as well as higher unit costs for the iron ore and for steel inventories due to higher input costs. The increase in 2004 was mainly the result of significant increases in steel prices which translated into an increase in accounts receivable of $164.9 million.

Investing activities for the three months ended September 30, 2005 included a decrease in short-term investments of $172.0 million mainly due to the payment of the special dividend in the quarter. Capital expenditures for the quarter were $14.4 million which equals the amount of capital expenditures in the third quarter of 2004. For the nine months ended September 30, 2005, capital expenditures were $39.3 million compared to $31.8 million for the same period in 2004. For the nine months ended September 30, 2005, proceeds on the sale of capital assets were $1.0 million and for the nine months ended September 30, 2004, proceeds were $14.6 million related to the sale of tube mill assets and surplus land.

Financing activities for the three and nine-month periods ended September 30, 2005 included the payment of a special dividend totaling $238.2 million and the purchase of shares pursuant to a normal course issuer bid totaling $29.9 million. There were no significant financing activities for the three months ended September 30, 2004. Financing activities for the nine months ended September 30, 2004 included proceeds of a common share issue of $81.9 million and a decrease in bank indebtedness of $20.4 million.

Unused availability under the revolving credit facility at September 30, 2005 decreased to $175.4 million compared to $181.9 million at June 30, 2005 due to an increase in the outstanding letters of credit.

Redemption of 11% Notes

The Board of Directors has authorized the issuance of an irrevocable notice of redemption for the Company’s U.S. $125 million of outstanding 11% Notes due December 31, 2009. The redemption will occur on January 3, 2006. The redemption price will be at 105.5% of the principal amount and will include interest up to the redemption date. The redemption of the Notes will be funded from existing cash balances and will eliminate annual interest expense of $13.75 million U.S.

Paulson’s Requisition of Special Shareholders’ Meeting

On October 25, 2005, the Company announced that it had received and rejected a demand from Paulson & Co. Inc. that Algoma undertake a capital reorganization that would result in a substantial reduction in the Company’s liquidity. Paulson’s demand was contained in a letter to the Board stating that, if the Algoma Board is unwilling to implement the proposal, Paulson will requisition a special meeting of Algoma shareholders with the purpose of electing a new slate of directors which would carry out its proposal.

In rejecting this proposal, Algoma’s Board noted that it has already distributed a special dividend and made a normal course issuer bid in August 2005 which together amounted to a distribution in excess of $300 million to shareholders. The Board will continue to consider future distributions of cash to shareholders, provided the cash distributions are, in the Board’s view, consistent with the Company’s other needs. The Board noted, however, that the steel industry is entering a period of uncertainty with respect to the cost of raw materials and the pricing of steel products. The Board believes it is appropriate in this environment to maintain a significant level of liquidity, which would be compromised under Paulson’s proposal.

The Company has received a requisition from Paulson to call a special meeting of shareholders: (i) to consider the removal of seven of the Board’s eleven directors; (ii) directing the Board to consider the replacement of the 11% Notes with $200 million of new Notes; and (iii) directing the Board to consider the distribution of a minimum of $400 million of cash to shareholders. The Board intends to call the special meeting of shareholders and will recommend that shareholders vote against the Paulson proposals.

TRADE

The Canadian International Trade Tribunal (CITT), on October 11, issued a Notice of Expiry of Finding on Flat Hot-Rolled Carbon and Alloy Steel Sheet and Strip. The finding relates to the dumping of product originating in or exported from Brazil, Bulgaria, the People’s Republic of China, Chinese Taipei, India, the former Yugoslav Republic of Macedonia, South Africa, Ukraine and the Federal Republic of Yugoslavia, and the subsidizing of product originating in or exported from India. The Company has requested that the CITT initiate a review of the said finding. If the CITT decides to conduct a review of the finding, the decision as to whether to continue or rescind the finding will be made no later than mid-August 2006.

The Company is carefully monitoring imports and import offers.

OUTLOOK

Steel prices appear to have bottomed in August with higher steel prices expected in the fourth quarter, but higher costs for natural gas and purchased coal are expected to offset much of the benefit of higher selling prices.

The Company had hedges for approximately 15% of its gas purchases for October, but is unhedged beyond that point. The price of gas reflected in cost of sales in the third quarter approximated $7.00 U.S. per MMBTU. To mitigate the increase in natural gas costs, the blast furnace was moved from a high natural gas fuel mix to a high coke fuel mix with less natural gas usage. The change in fuel mix on the blast furnace is expected to reduce natural gas consumption from about 46,000 MMBTUs per day to approximately 37,000 MMBTUs per day. The increased coke usage is expected to result in a significant reduction to coke sales in 2006. The Company has purchased approximately 232,000 tons of coal at an estimated cost penalty of $10 million versus the fixed price contract. Most of this higher cost of coal is expected to be absorbed through cost of sales in the fourth quarter.

The Company expects to distribute approximately $17 million of the $25.6 million accrued for profit sharing as of September 30 to employees in the fourth quarter.

**************************************************

This news release contains forward-looking information with respect to Algoma's operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Algoma’s 2004 Annual Report.

For further information contact:

Glen Manchester
Vice President Finance and Chief Financial Officer
Phone: (705) 945-2470

Algoma Steel Inc.
Consolidated Statements of Income and Retained Earnings (Unaudited)
(millions of Canadian dollars - except per share amounts)

	Three months	Nine months	Three months	Nine months
	Ended	Ended	Ended	Ended
	September 30	September 30	September 30	September 30
	2005	2005	2004	2004
Sales	$446.4	$1,440.0	$535.7	$1,313.3
Operating expenses
Cost of sales (before the following item)	363.9	1,030.4	299.4	835.0
Employees’ profit sharing	4.4	25.6	21.7	36.1
	368.3	1,056.0	321.1	871.1
Administrative and selling	15.3	44.3	12.6	36.2
Depreciation and amortization	16.4	42.0	13.6	41.3
Income from operations	46.4	297.7	188.4	364.7
Financial expense (income)
Interest on long-term debt (note 3)	4.2	12.7	5.0	14.3
Foreign exchange gain	(4.0)	(4.2)	(7.8)	(3.7)
Other interest expense	0.5	1.4	0.3	1.9
Investment income	(4.3)	(11.8)	(1.1)	(2.4)
	(3.6)	(1.9)	(3.6)	10.1
Other income	1.6	2.3	-	1.8
Income before income taxes	51.6	301.9	192.0	356.4
Income taxes (note 7)
Current	14.6	55.6	0.6	1.7
Future	6.2	61.7	69.8	133.1
	20.8	117.3	70.4	134.8
Net income	$30.8	$184.6	$121.6	$221.6
Net income per common share (note 5)
Basic	$0.77	$4.61	$3.17	$6.21
Diluted	$0.77	$4.58	$3.00	$5.77
Weighted average number of common shares outstanding - millions (note 5)
Basic	39.97	40.02	38.26	35.61
Diluted	40.22	40.29	40.51	38.41
Retained earnings
Balance, beginning of period	$520.9	$367.1	$123.6	$23.7
Net income	30.8	184.6	121.6	221.6
Dividends	(238.2)	(238.2)	-	-
Purchase and cancellation of shares (note 4)	(15.7)	(15.7)	-	-
Redemption of 1% Notes	-	-	(0.2)	(0.2)
Accretion of equity component of convertible debt	-	-	(0.1)	(0.2)
Balance, end of period	$297.8	$297.8	$244.9	$244.9
SUPPLEMENTAL NON-FINANCIAL INFORMATION
Operations (thousands of net tons)
Raw steel production	628	1,906	650	1,885
Steel shipments	588	1,700	558	1,674

See accompanying notes.

Algoma Steel Inc.
Consolidated Balance Sheets (Unaudited)
(millions of Canadian dollars)

	September 30	December 31
	2005	2004
Current assets
Cash and cash equivalents	$192.7	$186.2
Short-term investments	260.4	267.0
Accounts receivable	268.9	257.9
Inventories	324.4	241.9
Prepaid expenses	23.2	16.0
Future income taxes (note 7)	7.8	59.4
	1,077.4	1,028.4
Capital assets, net	638.7	642.1
Deferred charges	1.9	2.9
Total assets	$1,718.0	$1,673.4
Current liabilities
Accounts payable and accrued liabilities	$192.1	$138.5
Accrued interest on long-term debt	4.0	-
Income and other taxes payable	57.6	9.8
Accrued pension liability and post-employment benefit obligation	40.6	42.6
	294.3	190.9
Long-term debt (note 3)	145.3	150.3
Accrued pension liability and post-employment benefit obligation	287.1	271.5
Other long-term liabilities	8.4	8.6
Future income tax liability (note 7)	139.3	139.8
	580.1	570.2
Shareholders' equity
Capital stock (notes 4 & 6)	310.9	318.5
Shares purchased for cancellation (note 4)	(4.3)	-
Contributed surplus (notes 4 & 7)	239.2	226.7
Retained earnings	297.8	367.1
	843.6	912.3
Total liabilities and shareholders' equity	$1,718.0	$1,673.4

See accompanying notes.

Algoma Steel Inc.
Consolidated Statements of Cash Flows (Unaudited)
(millions of Canadian dollars)

	Three months	Nine months	Three months	Nine months
	Ended	Ended	Ended	Ended
	September 30	September 30	September 30	September 30
	2005	2005	2004	2004
Cash provided by (used in)
Operating activities
Net income	$30.8	$184.6	$121.6	$221.6
Payment of deferred compensation	(10.0)	(10.0)	-	(10.0)
Funding of long-term pension liability	-	-	(40.0)	(40.0)
Adjust for items not affecting cash:
Depreciation and amortization	16.4	42.0	13.6	41.3
Pension expense in excess of payments (note 8)	2.6	3.7	1.5	1.9
Post employment expense in excess of payments (note 8)	3.0	9.9	2.5	5.0
Future income tax expense	6.2	61.7	69.8	133.1
Exchange gain on long-term debt and accrued interest	(7.8)	(4.9)	(9.1)	(4.4)
Loss (gain) on disposal of assets	0.4	(0.3)	-	-
Stock-based compensation	1.3	3.2	0.2	0.6
Other	0.3	1.0	1.0	1.5
	43.2	290.9	161.1	350.6
Changes in non-cash operating working capital	(7.8)	15.6	(80.2)	(149.5)
	35.4	306.5	80.9	201.1
Investing activities
Decrease (increase) in short-term investments	172.0	6.6	(190.6)	(190.4)
Capital asset expenditures	(14.4)	(39.3)	(14.4)	(31.8)
Proceeds on sale of capital assets	-	1.0	-	14.6
	157.6	(31.7)	(205.0)	(207.6)
Financing activities
Net proceeds from common shares issued	-	-	-	81.9
Redemption of 1% Notes	-	-	(1.8)	(1.8)
Dividends	(238.2)	(238.2)	-	-
Cancellation of shares (note 4)	(25.6)	(25.6)	-	-
Shares purchased for cancellation (note 4)	(4.3)	(4.3)	-	-
Financing expense	(0.1)	(0.1)	(0.1)	(0.1)
Decrease in other long-term liabilities	-	(0.2)	(0.3)	(0.6)
Proceeds on exercise of share options	0.1	0.1	0.2	0.2
Decrease in bank indebtedness	-	-	-	(20.4)
	(268.1)	(268.3)	(2.0)	59.2
Cash and cash equivalents
Change during the period	(75.1)	6.5	(126.1)	52.7
Balance, beginning of period	267.8	186.2	178.8	-
Balance, end of period	$192.7	$192.7	$52.7	$52.7
Changes in non-cash operating working capital
Accounts receivable	$(13.0)	$(11.0)	$(67.0)	$(164.9)
Inventories	(24.6)	(82.5)	5.9	3.2
Prepaid expense	12.1	(7.2)	(3.8)	(4.6)
Accounts payable and accrued liabilities	5.3	68.5	(19.2)	11.8
Income and other taxes payable	12.4	47.8	3.9	5.0
	$(7.8)	$15.6	$(80.2)	$(149.5)

See accompanying notes.

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

1.  Basis of presentation and accounting policies

These interim consolidated financial statements have been prepared using the same accounting principles and methods as were used for the consolidated financial statements for the year ended December 31, 2004. Management is required to make estimates and assumptions that affect the amounts reported in the interim financial statements. Management believes that the estimates are reasonable; however, actual results could differ from these estimates. The disclosures in these interim consolidated financial statements do not meet all disclosure requirements of Canadian generally accepted accounting principles (“GAAP”) for annual financial statements and they should be read in conjunction with the annual consolidated financial statements of the Company for the year ended December 31, 2004 and the notes thereto.

Certain items in the comparative consolidated financial statements have been reclassified to conform to the presentation adopted in the current period.

2.  Banking facilities

The Corporation’s Loan and Security Agreement ("Agreement") with its bank provides the Corporation with a revolving credit facility (“Revolving Facility”) with financing equal to the lesser of $200 million and a borrowing base determined by the levels of the Corporation’s accounts receivable and inventories less certain reserves. At September 30, 2005, there was $175.4 million of unused availability under the Revolving Facility after taking into account $24.6 million of outstanding letters of credit. The Corporation is required to maintain a minimum availability of $25 million. The Revolving Facility matures on September 3, 2007 and is collateralized by a first charge on short-term investments, accounts receivable and inventories. Borrowings can be made in either Canadian or United States (U.S.) funds at rates fluctuating between 0.75% and 1.5% above either the Canadian prime bank rate or the U.S. base rate or, at the Corporation's option, at rates fluctuating between 1.75% and 2.5% over bankers’ acceptance rate or London interbank offering rate.

3.  Long-term debt

	September 30	December 31
	2005	2004
Secured 11% Notes maturing December 31, 2009, principal value U.S. $125 million	$145.3	$150.3

4.  Share capital

Authorized - Unlimited common shares

The following table summarizes the share capital transactions since December 31, 2004:

	Common Shares
	To Be Issued		Issued and Outstanding
		Stated		Stated
	# Shares	Capital	# Shares	Capital
Balance at December 31, 2004	2,800	$0.1	40,117,587	$318.4
Shares purchased and cancelled under normal course issuer bid			(1,019,500)	(8.1)
Stock options exercised			30,336	0.1
Directors' Share Award Plan (note 6):
Shares granted	12,931	0.4
Shares issued	(15,206)	(0.5)	15,206	0.5
Balance at September 30, 2005	525	$-	39,143,629	$310.9

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

4.  Share Capital (continued)

In August 2005, the Corporation filed a normal course issuer bid which entitles the Corporation to acquire up to 3,291,123 of its common shares between August 8, 2005 and August 7, 2006. All purchases are to be made on the open market at the market price at the time of the purchase. All shares acquired pursuant to the bid are cancelled. During the three and nine months ended September 30, 2005, 1,019,500 common shares were purchased for $25.6 million under the program. The excess of the purchased cost of these shares over the average paid-in amount was $17.5 million, which was charged $1.8 million to contributed surplus and $15.7 million to retained earnings. During the third quarter, the Corporation also purchased 185,900 shares for $4.3 million, which were cancelled subsequent to quarter end. Through October 21, 2005, an additional 384,700 shares have been purchased under the program.

5.  Earnings per share

Basic net income per common share is calculated by adjusting reported net income by the net charge to retained earnings related to the accretion of the equity component of the 1% convertible Notes and the redemption of the 1% convertible Notes. Diluted net income per common share assumes the dilutive effect of the conversion of the 1% convertible Notes at the conversion price and the exercising of any share options and restricted share units (note 6).

	Three months	Nine months	Three months	Nine months
	Ended	Ended	Ended	Ended
	September 30	September 30	September 30	September 30
	2005	2005	2004	2004
Basic
Net income	$30.8	$184.6	$121.6	$221.6
Convertible long-term debt - net charge to retained earnings	-	-	(0.3)	(0.4)
Net income attributable to common shareholders	$30.8	$184.6	$121.3	$221.2
Diluted
Net income	$30.8	$184.6	$121.6	$221.6
Convertible long-term debt - net charge to income	-	-	-	0.1
Net income attributable to common shareholders	$30.8	$184.6	$121.6	$221.7
Basic weighted average number of common shares outstanding	39.97	40.02	38.26	35.61
Common shares issued on the assumed conversion of convertible long-term debt	-	-	1.95	2.55
Common shares issued on the assumed exercising of employee share options and restricted share units	0.25	0.27	0.30	0.25
Diluted weighted average number of common shares outstanding	40.22	40.29	40.51	38.41

6.   Stock-based compensation plans

During the nine months ended September 30, 2005, 12,931 shares (nine months ended September 30, 2004 - 33,472) were awarded under the share award plan with an average fair market value of $30.33 per share (nine months ended September 30, 2004 - $8.77) including 1,064 shares (2004 - 3,941) awarded with an average fair market value of $25.77 per share (2004 - $14.08) in the third quarter. There were no options (2004 - nil) granted in the third quarter and 281,480 options (2004 - 153,785) were granted in the nine months ended September 30, 2005 with a weighted average exercise price of $28.98 per share (2004 - $8.00), and an estimated weighted average fair value of $15.69 per option (2004 - $4.35) determined using the Black-Scholes model. There were 36,354 restricted share units (2004 - nil) granted in the third quarter with a grant-date fair value of $21.50 per unit (2004 - nil) and 92,294 restricted share units (2004 - 43,480) were granted in the nine months ended September 30, 2005 with a grant-date fair value of $26.03 per unit (2004 - $8.00).

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

6.   Stock-based compensation plans (continued)

The compensation expense recognized for all awards granted under these plans for the three and nine-month periods ended September 30, 2005 was $1.3 million and $3.2 million respectively, and for the three and nine-month periods ended September 30, 2004 was $0.2 million and $0.6 million respectively.

7.   Income taxes

The Corporation's effective income tax rate is higher than its statutory manufacturing and processing rate of 34% primarily due to a valuation allowance that has been taken against future tax assets arising in periods after the application of fresh start accounting.

The Corporation has requested amendments to prior years’ Federal and Provincial income tax returns in order to maximize tax depreciation deductions. The amendments have resulted in an increase in the future tax asset in respect of tax loss carry-forwards and a corresponding increase in the future tax liability related to tax depreciation deducted in excess of book amortization.

The amended Federal and Ontario non-capital losses are both estimated to be nil at September 30, 2005. The Corporation’s estimate of non-capital losses has not been reviewed by the Canada Revenue Agency and may be subject to change. Any future tax benefit recognized in respect of unrecorded tax assets that arose prior to fresh start accounting will be recorded as an increase to contributed surplus. For the three and nine months ended September 30, 2005, this increase to contributed surplus was $2.1 million and $10.5 million and for the three and nine-month periods ended September 30, 2004 was $37.1 million and $100.2 million respectively.

8.   Pension and other post-employment benefits

Pension expense for the three and nine-month periods ended September 30, 2005 was $13.2 million (2004 - $11.4 million) and $39.7 million (2004 - $26.3 million), respectively.

Post-employment benefits expense for the three and nine-month periods ended September 30, 2005 was $6.8 million (2004 - $6.0 million) and $20.3 million (2004 - $14.9 million), respectively.

9.   Subsequent event

On November 2, 2005, the Corporation approved the redemption of the 11% Notes that mature December 31, 2009. The Notes will be redeemed in January 2006 at a premium of 105.5% of the principal balance.